

June 29, 2023

Jorge Martell
Chief Financial Officer
OneSpan Inc.
121 West Wacker Drive, Suite 2050
Chicago, Illinois 60601

> **Re: OneSpan Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated June 9, 2023**
> **File No. 000-24389**

Dear Jorge Martell:

We have reviewed your June 9, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Form 10-K for fiscal year ended December 31, 2022

Key Business Metrics and Non-GAAP Financial Measures
Adjusted EBITDA, page 46

1. We note your response to prior comment 2. We continue to believe that calculations of Adjusted EBITDA that eliminate recurring cash-based compensation incurred during the ordinary course of business would be inconsistent with the guidance in Rule 100(b) of Regulation G and Q&A 100.01 of the C&DI on Non-GAAP Financial Measures. In light of the amounts involved in 2022, in future filings, please explain and quantify the cash incentive awards as a percentage of total grant date value of LTIP awards in a footnote to your reconciliation and in the MD&A, indicating that the cash component of the LTIP is not material.

  You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology